UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CVR ENERGY, INC.

(Name of Subject Company)

CVR ENERGY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Edmund S. Gross

Senior Vice President, General Counsel and Secretary

CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

Telephone (281) 207-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Andrew R. Brownstein

Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone (212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On February 16, 2012, CVR Energy, Inc., a Delaware corporation (the “Company”), issued a press release relating to a public announcement made by Mr. Carl C. Icahn and certain of his affiliates (the “Icahn Group”), a copy of which is filed as Exhibit I hereto and is incorporated herein by reference.

THE TENDER OFFER FOR THE OUTSTANDING COMMON STOCK OF THE COMPANY REFERRED TO IN THE ATTACHED PRESS RELEASE HAS NOT YET COMMENCED. THE ATTACHED PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED THEREIN. AT THE TIME THE OFFER IS COMMENCED, A TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS, WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THEREAFTER THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. SHAREHOLDERS MAY OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS WELL AS ANY OTHER DOCUMENTS FILED BY THE COMPANY IN CONNECTION WITH THE TENDER OFFER BY THE ICAHN GROUP, FOR NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. COPIES WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMPANY’S WEBSITE AT WWW.CVRENERGY.COM OR BY WRITING TO CVR ENERGY, INC. AT 2277 PLAZA DRIVE, SUITE 500, SUGAR LAND, TEXAS, 77479, ATTN: SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY.

Exhibit I

CVR ENERGY CONFIRMS RECEIPT OF NOTICE FROM CARL ICAHN TO INITIATE

UNSOLICITED TAKEOVER OFFER FOR THE COMPANY

SUGAR LAND, Texas (Feb. 16, 2012) – CVR Energy, Inc. (NYSE: CVI), a refiner and marketer of petroleum fuels and a majority owner of CVR Partners, LP (NYSE:UAN), a nitrogen fertilizer producer, announced today that it has received notice from Icahn Partners LP, an entity controlled by Carl Icahn, of its intent to initiate an unsolicited tender offer to acquire all of the outstanding shares of CVR Energy for $30.00 per share in cash, plus a contingent value right. Mr. Icahn has not commenced a formal tender offer nor has he indicated when he will do so. Mr. Icahn has also given the company notice that he intends to nominate nine directors to the company’s Board of Directors at the next annual meeting, five of whom are employees of Mr. Icahn, and to submit a shareholder proposal.

CVR Energy’s Board of Directors will review all of Mr. Icahn’s actions and respond as appropriate in due course.

Deutsche Bank AG and Goldman, Sachs & Co. are serving as financial advisors to CVR Energy and Wachtell, Lipton, Rosen & Katz is serving as legal advisor.

Forward Looking Statements

This news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. For a discussion of risk factors which may affect our results, please see the risk factors and other disclosures included in our Annual Report on Form 10-K for the year ended Dec. 31, 2010, and any subsequently filed quarterly reports on Form 10-Q. These risks may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof. CVR Energy disclaims any intention or obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About CVR Energy, Inc.

Headquartered in Sugar Land, Texas, CVR Energy, Inc.’s subsidiary and affiliated businesses operate independent refining assets in Coffeyville, Kan., and Wynnewood, Okla., with more than185,000 barrels per day of processing capacity, a marketing network for supplying high value transportation fuels to customers through tanker trucks and pipeline terminals, and a crude oil gathering system serving central Kansas, Oklahoma, western Missouri and southwest Nebraska. In addition, CVR Energy subsidiaries own a majority interest in and serve as the general partner of CVR Partners, LP, a producer of ammonia and urea ammonium nitrate, or UAN, fertilizers.

Important Additional Information

CVR Energy, Inc. (“CVR Energy”), its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from CVR Energy stockholders in connection with the matters to be considered at CVR Energy’s 2012 Annual Meeting. CVR Energy intends to file a proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from CVR Energy stockholders. CVR ENERGY STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of CVR Energy’s directors and executive officers in CVR Energy’s stock, restricted stock and options is included in their SEC filings on Forms 3, 4 and 5, which can be found at the CVR Energy’s website (www.cvrenergy.com) in the section “Investor Relations.” More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with CVR Energy’s 2012 Annual Meeting. Information can also be found in CVR Energy’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 7, 2011. Stockholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by CVR Energy with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at CVR Energy’s website at www.cvrenergy.com or by writing to CVR Energy at 2277 Plaza Drive, Suite 500, Sugar Land, Texas, 77479, Attn: Senior Vice President, General Counsel and Secretary.

For further information, please contact:

Investor Relations:	Media Relations:
Ed Morgan	Steve Eames
CVR Energy, Inc.	CVR Energy, Inc.
281-207-3388	281-207-3550
or	MediaRelations@CVREnergy.com
Jay Finks	or
CVR Energy, Inc.	Tom Johnson or Chuck Burgess
281-207-3588	Abernathy MacGregor Group
InvestorRelations@CVREnergy.com	212-371-5999